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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70553

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Montec Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

510 Madison Ave., 10th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charlene F Wilson	623-533-4407	cwilson@montecsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Ave.	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rania Perry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Montec Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HARRY HELFENBAUM
Commissioner of Deeds
City of New York - No.5-883
Certificate Filed in Richmond County
Commission Expires June 30, 20 25

Signature: [signature]

Title: CEO, Montec Securities

[signature] 2/15/2025

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition
Montec Securities LLC
Year Ended December 31, 2024
With Report of Independent Registered Public Accounting Firm
(SEC ID No. 8-70553)

Montec Securities LLC
Statement of Financial Condition
Year ended December 31, 2024

Contents

Facing page and Oath and Affirmation



**Shape the future
with confidence**

Ernst & Young LLP   Tel: +1 212 773 3000
One Manhattan West   Fax: +1 212 773 6350
New York, NY 10001   ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of Montec Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Montec Securities LLC (the Company) as of December 31, 2024, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.
February 24, 2025

Montec Securities LLC
Statement of Financial Condition
December 31, 2024

(in thousands)

ASSETS

Cash and cash equivalents	$	727
Receivable from brokers or dealers and clearing organization		39,520
Securities purchased under agreement to resell		7,341,058
Interest receivable		1,032
DTC common stock		493
Fail to Deliver		199,032
Prepaid expenses		43
TOTAL ASSETS	**$**	**7,581,905**

LIABILITIES & MEMBER'S EQUITY

Liabilities

Securities sold under agreement to repurchase	$	7,233,469
Fail to Receive		195,716
Payables to brokers or dealers and clearing organization		19
Accounts Payable and accrued expenses		1,554
Total Liabilities		**7,430,758**
Member's Equity		151,147
TOTAL LIABILITIES & MEMBER'S EQUITY	**$**	**7,581,905**

The accompanying notes are an integral part of these financial statements.

Montec Securities LLC
Notes to Statement of Financial Condition
December 31, 2024
Amounts in US Dollar thousands

1. Organization

Montec Securities LLC (the "Company") is a Limited Liability Company under the laws of Delaware, formed on May 26, 2020. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "SEA"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Montec Securities Funding LLC ("Parent"). The Parent is a wholly owned subsidiary of Capula Global Relative Value Master Fund Limited, ("Ultimate Parent").

The Company engages in repurchase/reverse repurchase transactions on behalf of the Ultimate Parent.

The Company began trading in April 2022. The Company clears all trades through Bank of New York Mellon.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less. The Company had $203 in cash equivalents at December 31, 2024.

The Company maintains its cash with major financial institutions, which at times may exceed the Federal Depository Insurance Corporation ("FDIC") limit of $250. The Company has not experienced any losses in such accounts.

Receivables from/Payables to brokers or dealers and clearing organizations

Receivables from/Payables to brokers or dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities in the U.S. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing

Montec Securities LLC
Notes to Statement of Financial Condition (continued)
Amounts in US Dollar thousands

organization and the Company. The Company's exposure is limited to the unsettled amounts owed to the Company.

Securities purchased under agreements to resell and Securities sold under agreement to repurchase

Securities purchased under agreements to resell ("resale agreements") and Securities sold under agreement to repurchase ("repurchase agreements") are accounted for as secured financings. Resale agreements and repurchase agreements are collateralized by U.S. government obligations which are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of the underlying collateral is generally valued or monitored daily and additional collateral is obtained or refunded as appropriate. Resale agreements are collateralized by securities with a market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligation in a timely manner.

Due to the highly liquid nature of the underlying collateral and the short-term maturity of these agreements, contractual amounts approximate fair value. These agreements are considered Level 2. The Company offsets resale agreements and repurchase agreements when the criteria under ASC 210-20-45-10 are met. The counterparties to resale and repurchase agreements include the Ultimate Parent and Fixed Income Clearing Corporation ("FICC").

Fair Value of Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. ASC 820, *Fair Value Measurement*, defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when measuring the value. The Company's financial instruments are measured and reported on a fair value basis.

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Montec Securities LLC
Notes to Statement of Financial Condition (continued)
Amounts in US Dollar thousands

Level 1: Valuations are based on quoted prices (unadjusted) of identical assets or liabilities in the principal markets in which they are traded;

Level 2: Valuations are derived from market observable inputs or from quoted prices from markets that are less liquid for identical assets or liabilities;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

Contracted values of resale and repurchase agreements approximate fair value because they are short term in nature and are collateralized. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, which approximate fair value.

Income Taxes

The Company is a Limited Liability Company which is wholly-owned by the Parent who is a taxpayer and, accordingly, the Company is a "disregarded entity" for tax purposes. The Company has elected not to push down taxes under ASU 2019-12, therefore no provision for income taxes is provided in the Company's financial statements.

3. **Related-Party Transactions**

The Company entered into an administrative services agreement with Capula Investment US LP ("CIUS") from which it receives the benefit of certain facilities and services paid for by CIUS. The Company is allocated certain overhead expenses including human resource services, information technology services, legal and administrative support services based on time spent. Rent and utilities are payable based upon a set percentage representing a pro-rata share of the office space occupied by the Company.

These allocated expenses are generally settled on a quarterly basis. At December 31, 2024, there was an outstanding payable to CIUS of $48. This amount is included in accounts payable and accrued expenses on the Statement of Financial Condition. As of December 31, 2024, the Fail to receive amount of $195,716 on the Statement of Financial Condition is all from the Ultimate Parent.

The Securities purchased under agreements to resell and interest receivable balances at December 31, 2024 are due from the Ultimate Parent.

Montec Securities LLC
Notes to Statement of Financial Condition (continued)
Amounts in US Dollar thousands

4. **Regulatory Requirements**

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the SEA (the "Rule"), which requires the maintenance of a minimum net capital. The Company utilizes the alternative method available under the Rule and is required to have net capital equal to the greater of $250 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2024, the Company had a net capital of $150,606 which was $150,356 in excess of its required net capital of $250.

The Company does not claim an exemption under SEA Rule 15c3-3, rather the Company relies on Footnote 74 to SEC Release 34-70073. The Company does not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

5. **Collateralized Agreements**

At December 31, 2024, the resale agreements and repurchase agreements are collateralized by U.S. treasury securities. At December 31, 2024, the Company obtained securities as collateral that could be re-pledged, delivered or otherwise transferred with a value of $7,436,168. The collateral was received under resale agreements. Of these securities, $7,238,279 was re-pledged, delivered or otherwise transferred, generally as collateral on repurchase agreements or to satisfy the Company's clearing deposit requirement.

All resale agreements and repurchase agreements at December 31, 2024 have an overnight contractual maturity. Refer to Note 6 for the amount of each prior to netting on the statement of financial condition.

6. **Offsetting of Financial Assets and Liabilities**

Below is a summary table of resale agreements and repurchase agreements including the amounts in the statement of financial condition, subject to netting agreements. All resale agreements and repurchase agreements, are subject to enforceable master netting agreement that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

Montec Securities LLC
Notes to Statement of Financial Condition (continued)
Amounts in US Dollar thousands

Type of financial asset/liability	Gross Amount of Recognized Assets/Liabilities	Gross Amount Offset in the Statement of Financial Condition	Net amount of assets/liabilities presented in the Statement of Financial Condition
Securities purchased under agreement to resell	$7,346,064	$5,006	$7,341,058
Securities sold under agreement to repurchase	$7,238,475	$5,006	$7,233,469

7. **Receivables from/Payables to Broker or Dealers and Clearing Organizations**

At December 31, 2024, amount Receivable from and Payable to brokers or dealers and clearing organizations consisted of the following:

Deposit with clearing organization	$25,000
Receivables from clearing organization	14,520
Total Receivables from brokers or dealers and clearing organizations	$39,520
Payable to clearing organization	$ 19
Total Payable to brokers or dealers and clearing organizations	$ 19

The deposit with clearing organization is all with FICC.

8. **Fair Value Measurements**

Fair Value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820, *Fair Value Measurement*, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Montec Securities LLC
Notes to Statement of Financial Condition (continued)
Amounts in US Dollar thousands

Cash, Receivables from brokers or dealers and clearing organizations, Securities purchased under agreement to resell, Interest Receivable, Fail to deliver, Securities sold under agreement to repurchase, Fail to receive, Payable to brokers or dealers and clearing organizations are all recorded at contractual amounts, which approximate fair value. These financial instruments are generally short term in nature and bear interest rates that approximate market rates and are classified as Level 2. The DTC common stock is classified as Level 3.

9. **Off-Balance Sheet and Credit Risk**

The Company's financing and securities settlement activities requires the Company to pledge securities as collateral in support of secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market price in order to satisfy its obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis.

10. **Commitments and Contingencies**

As of December 31, 2024 the Company had no commitments or contingencies that required disclosure.

11. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of trading securities, including U.S. government securities and in repurchase/reverse repurchase transactions for its affiliates. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. Additionally, the CODM uses excess net capital (see note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 99 percent of its total revenue from the Ultimate Parent in 2024.

Montec Securities LLC
Notes to Statement of Financial Condition (continued)
Amounts in US Dollar thousands

12. **Subsequent Events**

The Company has evaluated subsequent events through the date of financial statement issuance. There are no material events that would require adjustments to, or disclosure in, the Company's financial statements.